

August 25, 2010

Dennis R. Knocke
Nerium Biotechnology, Inc.
11467 Huebner Road, Suite 175
San Antonio, Texas, 78230

> **Re:** **Nerium Biotechnology, Inc.**
> **Form 20-FR12G**
> **Filed July 29, 2010**
> **File No. 000-54051**

Dear Mr. Knocke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with a detailed analysis supporting your conclusion that the company is a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act.

2. Please note that the Form 20-F goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1). Please note that the effectiveness of your Form 20-F will commence your periodic reporting obligations under the Exchange Act even if all of our comments have not yet been resolved.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.   If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Item 1. Identity of Directors, Senior Management and Advisers, page 5

4. Please revise your disclosure to provide the addresses of your directors, senior management, advisers and auditors.

Item 3. Key Information, page 5
A. Selected Financial Data, page 5

5. Please revise your table to address the following in accordance with the instruction for the Item 3 of Form 20-F:
   - present your financial data for the most recent five-year period (or such shorter period that the company has been in operation). In this regard, it appears that you would be required to provide financial date for the period June 1, 2006-December 31, 2006. If you are unable to provide this information for the periods required, disclose that fact and the reason why you are unable to provide this information;
   - include the comparative financial data for the interim period presented;
   - include the line item, Loss from Operations; and
   - clearly label the interim financial information as unaudited.

D. Risk Factors Related to the Company's Products, page 6

6. Please include a new risk factor relating to the fact that under United States reporting standards your auditors would have likely issued a going concern opinion.

Anvirzel^{TM} is Not a Cure for Cancer, page 6

7. The last sentence in this risk factor implies that Anvirzel^{TM} is effective in the treatment of certain cancers. Since you have not demonstrated effectiveness in clinical trials, it is not appropriate to imply that Anvirzel^{TM} is effective in the treatment of certain cancers. Please revise your disclosure to state that you have not demonstrated effectiveness in clinical trials.

Lack of Approval in Major North American Markets, page 6

8. Please explain what you mean by "use pursuant to individual use and other regulatory exemptions." Please also tell us what factors are considered by the regulatory agencies when granting those regulatory exemptions and whether you have received any regulatory exemption.

Use of Cardiac Glycosides May Cause Unwanted Side Effects, page 7

9. Please disclose whether you are aware of any reports of life threatening side effects associated with the use of Anvirzel^{TM} and, if so, briefly describe them.

Use in Combination with Other Cardiac Glycosides, page 7

10. Please revise the heading for this risk factor so that it clearly describes the nature of the risk.

Certain Claims Not Independently Proven, page 7

11. Please describe the "certain claims made by the Company" that have not been independently proven.

The Company's Products, including Anvirzel^{TM}, May Become Obsolete, page 7

12. Please expand your disclosure to identify the company's competitors and the stage of development of their products, if applicable.

Necessity for Additional Capital, page 8

13. Please disclose the amount of capital the company will need over the next 12 months to implement its business plan.

Intellectual Property Protection may be Uncertain, page 9

14. We note the first sentence in this risk factor. Please describe the nature of the proprietary rights you are referring to. Also, please disclose whether any action has been brought against the company alleging intellectual property violations.

15. To the extent you have entered into any licensing or similar agreements, please describe those agreements under Item 10.C and file copies as exhibits to this filing.

The Company is Subject to Extensive Regulation, page 10

16. Please describe the nature of the regulations applicable to discretionary rules for individual use importation.

Item 4. Information on the Company, page 11
General Development of the Company's Business, page 12

17. Please revise your disclosure to state that you have experienced net losses in every quarter over the last two years and would have likely received a going concern opinion from your auditors had the opinion being prepared pursuant to United States reporting standards.

18. Please revise your disclosure in the first paragraph to disclose that neither Health Canada nor the USFDA have approved Anvirzel^{TM} for use in Canada or the United States. Also, please disclose that you are only authorized to market Anvirzel^{TM} in Honduras, El Salvador and Guatemala.

19. Please also disclose that Anvirzel™ is not a cure for cancer, that you do not intend to seek approval to market Anvirzel™ in the United States or Canada, and that you expect to stop sales of this product in five years.

20. Please expand your disclosure to explain the relationship of the company with the M.D. Anderson Cancer Center. To the extent you have an agreement with the M.D. Anderson Cancer Center, please describe the material terms of such agreement and file a copy as an exhibit to this filing, or, in the alternative, tell us why the agreement is not material.

21. We note that you describe the cancer therapeutic market as a "multibillion-dollar market." Since your product is only approved for sale in three countries, references to a "multibillion-dollar market" do not seem appropriate. Please quantify the portion of the market that would be available to the company or delete the statement.

History of Cardiac Glycosides Use, page 13

22. On the top of page 14 you state that Anvirzel™ "has been developed for treatment of certain types of cancer." Please qualify this sentence by describing that such use of Anvirzel™ is only approved in Honduras, El Salvador and Guatemala. Also, please describe the types of cancer Anvirzel™ is intended to treat and, since you disclose that Anvirzel™ is not a cure for cancer, how Anvirzel™ is intended to be used.

23. You disclose on page 15 that the company currently has three marketable products. Please expand the disclosure in that paragraph to list the jurisdictions where the company may market the products.

Anvirzel™ (intramuscular injection), page 15

24. Please describe the regulatory process for approval of Anvirzel™ in Honduras, El Salvador and Guatemala. Please disclose whether you were required to conduct any clinical trials and, if so, briefly summarize those clinical trials and the results.

25. You state that 1,000 cancer patients have been treated with Anvirzel™ and that success depends on the type of cancer and state of the cancer. Since you have only completed a Phase I clinical trial, it is not clear what your basis is for measuring success. Please explain or revise to delete this statement.

Phase I Clinical Trial and Approval for Sale in the United States, page 17

26. Please delete the reference to "approved" when referring to the USFDA and the Phase I clinical trial. The USFDA does not "approve" Phase I clinical trials.

Nerium Biotechnology, Inc.
Dennis R. Knocke
August 25, 2010
Page 5

Route of Administration, page 17

27. Please describe the basis for your statement that "an effective" oral route of administration is feasible. Please describe what testing you have conducted to demonstrate effectiveness.

Dermal Creams, page 19

28. Please delete the reference to prospectus in the first sentence.

29. Please advise us of your basis for your conclusion that you expect the new dermal creams to pass Phase I clinical trials.

Table 1 – Products and Stages of Development, page 19

30. We note your table showing the stages of development for your products and product candidates. Please clarify what jurisdiction you are referring to when you describe the stage of development for each of your product candidates. We note, for example, that you indicate that several products have completed stages 4, 5 and 6. With respect to the United States and Canada, however, it would appear that none of those product candidates have completed those stages of development since your only Phase I clinical trial relates to Anvirzel™.

Growth Strategy Target Markets, page 22

31. Your disclosure on page 24 implies that the company has not started selling products (you say "when the Company begins to market its products"). The disclosure in the Management's Discussion and Analysis section, however, reports that you had sales of products for several years now. Please revise your disclosure to eliminate this apparent inconsistency.

Item 5. Operating and Financial Review and Prospectus, page 24
Business Overview, page 25

32. You state that the company expects to be in a position to offer first generation dermal creams for sale into the United States during Q2, 2010. Please revise your disclosure to state whether the company in fact started offering the creams during Q2, 2010.

Results of Operations, page 27

33. Your results of operations section merely repeats what is presented on your statement of operations and does not provide a detailed discussion of why there were material changes in certain income statement line items. Please revise to discuss material variations in your income statement line items. For example, your research and development expense decreased 34% during the March 31, 2010 period compared to March 31, 2009. Further, please disclose the research and development for each of

your products during each of the periods presented.

34. You disclose on page 27 that your sales were impacted by the 25% discount on Anvirzel™. Please disclose your sales return/exchange/discount policies and the factors you consider in estimating them. Please also disclose a rollforward of these revenue dilution items including:
    - beginning balance,
    - current provision related to sales made in current period,
    - current provision related to sales made in prior periods,
    - actual returns or credits in current period related to sales made in current period,
    - actual returns or credits in current period related to sales made in prior periods, and
    - ending balance.

    To the extent you utilize significant assumptions and their reasonably likely changes could have a material financial impact, please also quantify such effects.

Results of Operations for the Year Ending December 31, 2009, page 34

35. We note that inventory accounted for approximately 21% of total assets at December 31, 2009 and that you recorded a write down of inventory during 2009 of $29,230. This write down represents a 12% impact to gross margins. Considering the material nature of your inventory balance and the impact the write down had on operations, please revise to discuss the following:
    - the nature of the inventory written down;
    - quantify the amount of inventory that remains for the inventory items that have reserves allocated to them;
    - discuss the facts and circumstances surrounding managements determination of the amount of write down recorded;
    - disclose whether or not you anticipate recording future write downs of inventory; and
    - discuss the nature of and accounting for the "gifts" of inventory that impacted your inventory balance as well as quantify how much inventory had been gifted during each period presented.

Liquidity, page 36

36. Please provide a tabular disclosure of your contractual obligations as required under Item 303 of Regulation S-K and Item 5.F.1 of Form 20-F.

Item 6. Directors, Senior Management and Employees, page 43

37. Please expand your disclosure to provide the information required by Items 6.B, 6.C and 6.D of Form 20-F regarding compensation, board practices and employees, respectively.

Item 7. Major Shareholders and Related Party Transactions, page 45

38. Please expand you disclosure under Item 4 to describe your relationship with the Phoenix Biotechnology Trust.

39. Please expand your disclosure to provide the information the information required by Items 7.A.1.(c) and 7.A.2 through 7.A.4 of Form 20-F.

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2009
Notes to Consolidated Financial Statements
12. Income Taxes, page 87

40. Please revise disclosure to explain the nature of the line items "future income tax expense resulting from reduction in Canadian future tax rates" and "future income tax benefit from U.S. tax rate adjustment" in your statutory rate reconciliation table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact at Keira Ino at 202-551-3569 or Melissa Rocha at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at 202-551-3578 or Daniel Greenspan at 202-551-3623 with any other questions.

Sincerely,

Jeff Riedler
Assistant Director